Filed by NYSE Euronext

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NYSE Euronext

Commission File No.: 001-33392

La Tribune

The battle for Euronext has begun

1,836 words

1 February 2013

La Tribune

12

French

Copyright 2013 La Tribune. All Rights Reserved.

By Pascale Besses-Boumard

The facts

ICE’s takeover bid for NYSE Euronext and the likelihood that its European branch will be listed in 2014 have captured everyone’s attention, up to and including the Elysées Palace. BNP Paribas has even been hired to consider the options.

The challenge

Creating a core group of European bankers, brokers and institutionals seems to appeal to stakeholders, who have no desire to see the LSE or Frankfurt exchange — and even less Nasdaq — jump in.

***

“History doesn’t repeat itself; it stutters.” It would appear that this rallying cry from May 1968, borrowed from Karl Marx, has been taking shape in the heart of financial markets in Paris over the past few weeks, as illustrated by current ups and downs of the trans-Atlantic NYSE Euronext bourse platform. Observers can judge for themselves.

At the end of December 2012, young US group InterContinental Exchange (ICE) launched a $6.2 billion takeover bid for the old lady of Wall Street, NYSE Euronext. To avoid accusations that it was aiming for undue influence, it said right up front that it was planning to hive off its European branch, Euronext — and noted that it was considering listing this division on the exchange in early 2014.

Which puts Euronext — which comprises the former Paris, Amsterdam, Brussels and Lisbon exchanges — back in exactly the same structure it had in 2005, before it merged with the New York Stock Exchange (NYSE). At the time, Euronext was striving to create a European champion. Having just acquired the UK derivatives market LIFFE, it was preparing to snap up the London Stock Exchange (LSE), but was forced to pull back under pressure from its own shareholders, especially Anglo-American funds. With good reason: the Paris Bourse’s traditional shareholders — banks, brokers and institutionals — had already pulled out back in 2001, when it was first listed. But by 2007, the balance of power had changed. Euronext was no longer a raider but itself a target — of no less than two competing offers, one from (US) NYSE and the other from Germany’s Deutsche Börse. Ultimately the US contender won the day, after long and bitter debates over ideology and strategy.

With its plans to re-float Euronext, ICE thus gives the platform an opportunity to take its destiny back into its own hands, and above all to revitalize a financial market that has seen closer neighbours, starting with London and Frankfurt, steal many a march. Significantly, ICE plans to hold onto LIFFE, the powerful and juicy derivatives market that had so enthralled Deutsche Börse.

“Today Euronext is an operating entity that is profitable and restructured, with a cutting-edge IT infrastructure; it has managed to stabilize its market share in an ultracompetitive market, especially in equities. Moreover, we have a real leg up on our competitors thanks to the single centralized orderbook that we operate for our four exchanges in Europe,” says Dominique Cerutti, President and Deputy CEO at NYSE Euronext, who could well become top man at the future entity. But will Euronext manage to seize this opportunity?

Ever since the first announcement from ICE, that’s the question being asked across the French market and in senior government circles, where various scenarios are already being hatched and weighed.

Learning from mistakes made in 2007

And their question is understandable: nowadays everyone agrees on the importance of rolling up your sleeves and building a sufficiently dynamic and efficient platform serving businesses hard put to raise the capital they need on the market. “Selling Euronext to the Americans brought the Paris market none of the benefits anticipated, and even reduced its influence. We should learn from this mistake and change our strategy for the future; we must focus on European integration [and] ensure financing for French companies,” says Thierry Giami, advisor to the General Manager of Caisse des Dépôts.

And it’s true that each link in the financial chain now claims to be seriously worried. “Private equity — until now a natural partner for fast-growing SMEs — is currently at a standstill, with no investors in sight. Downstream, we also count on stockmarkets to provide liquidity and growth for our shareholdings. Against this backdrop, I fear that ICE’s announcement may slow or even cancel plans to create the Entrepreneurial Exchange [for SMEs]. And yet the future of fast-growing SMEs depends on that,” worries Louis Godron, head of private-equity association AFIC.

For the time being, ICE must bow down and submit to the international regulators before taking its acquisition plans on to the next step. While the process will be long and tedious, the US group is likely to succeed since the competitive environment is nothing like that at the time of the proposed NYSE Euronext-Deutsche Börse tie-up a year ago.

A long and winding road to listing

Should listing take place, it will not come before the beginning of 2014 at the earliest. Which leaves time to fine-tune other scenarios. “I don’t see listing happening. That decision implies a whole series of contingencies, including separating out accounts, deploying an IT system dedicated exclusively to Euronext, reconfiguring a clearing mechanism — all this to meet each of the regulatory requirements imposed by the authorities. And [even] then, there’s no way listing could take place before the end of 2014 or even early 2015. Can we wait that long? No way!” insists one insider.

Another solution would be to open up the company’s capital to investors prepared to get back in the game for a new round with Euronext. But this second solution won’t prevent the first, says an observer familiar with the situation: it is entirely possible to organize a core group of shareholders preselected by ICE and European regulators, even as Euronext is listed. In fact, this is the option that seems to appeal to the majority, from the Elysées Palace to issuers — and including the US seller, which will pocket a tidy profit in passing. An estimate sets the valuation of Euronext at over €1 billion today.

“What is needed is a real industry-wide project for Euronext. Moving back to a system where users — brokers — are Bourse shareholders makes sense,” commented Philippe Oddo in a recent interview with La Tribune Hebdo (issue 32 dated 18 January 2013). Mr Oddo is chairman of Bourse member firm Oddo.

This effort to put together a core group of European bankers, brokers, issuers and parapublic stakeholders is said to be under way according to our sources; it is coordinated by BNP Paribas acting as advisors, with Société Générale serving as ICE’s European advisor. The core group would be pan-European to avoid getting trapped in regionalism, given global battles now under way. “We need to put together a solution that will revitalize cash markets in the euro zone,” says one professional.

“It’s essential to focus on [pan-]European scenarios to ensure that equities markets are capable of financing the real economy and our businesses, as part of an ambitious, clearly defined strategy for our market,” says Arnaud de Bresson, who heads Paris Europlace. In fact, it is not impossible to envisage the Madrid Bourse joining Euronext in the near future. As for Milan, currently linked to the LSE group, anything could happen — especially at a time when the UK prime minister is talking about organizing a referendum on whether his country will remain in the European Union.

“And we’ll turn out the lights in Paris”

What about potential industry candidates to take over Euronext — say Nasdaq OMX, LSE or Deutsche Börse? Obviously all are potential ambushers, lying in wait with their faces more or less hidden. But an unfriendly bid from any one of them appears totally out of the question. First, because ICE is keen to organize a structured and consensual transaction. And second, because European regulators could step in to veto an unwanted transaction. Which means these players could only get into the action in a second phase, once Euronext has effectively re-listed. But it would be difficult, since the core group of shareholders could represent 30-35% of capital and the float 20% to 25%; ICE would hold onto the remainder, with options for gradually exiting, like Facebook’s founding shareholders.

And if LSE and Deutsche Börse are not part of the initial shareholding group, it is because they do not enjoy unanimous support — far from it. “An alliance with Deutsche Börse? In addition to the fact that DB has indicated they’re no longer interested, this would not be a good solution since it would mean that the Paris Bourse is simply absorbed by its competitor, with no real benefits for users — starting with listed companies,” warned lawyer Hubert de Vauplane of Kramer, Levin Naftalis in a recent interview.

Moreover it is clear that many political leaders do not want European finance to be headed by the Germans. They haven’t forgotten the phrase tossed out by a German minister when Deutsche Börse was bidding for Paris in 2007: “And we’ll turn out the lights in Paris!” Nor are they interested in a purely British solution, since they fear that Great Britain may leave the European Union. As for Nasdaq OMX, everyone is against it. Would London and Frankfurt be interested in a minority stake? For the LSE the answer is definitely no. Perhaps Deutsche Börse, if it wanted to participate in this pan-European adventure.

The question is then to work out where clearing would fit into the new structure. For the time being, NYSE Euronext has agreed with ICE that ICE will clear its derivatives and OTC trades. And it has negotiated a five-year deal with LCH Clearnet for clearing transactions on cash markets. But LCH Clearnet is about to be acquired by LSE: after endless months of negotiations, a signature is now in sight. To the dismay of many market professionals who feel that Euronext let this business — a key step in the securities business — leave for London.

In other words, nothing is frozen; everything is in flux. Of the scenarios being hatched now by various bourse authorities, one said to be gaining credence calls for LCH’s Clearnet division to be recovered at a later date, either within Euronext or through a core group of friendly shareholders.

In current discussions, questions have also been raised as to the structure of the new Euronext. Should the new platform feature a silo structure, offering a complete range of securities services from trading to delivery-settlement/clearing, like its German counterpart? Or should it keep its current horizontal structure, with services subcontracted out to different companies? So far users have preferred the latter option since it lets them compare services and prices and thus get better deals from their suppliers. Clearly, the future shareholders prefer maintaining control of each stage in the chain, but not necessarily putting them into the same entity; they want to be able to rely on companies that are partners and are organized to reflect the continent’s priorities and imperatives. [One thing is clear:] Stockmarkets have plenty more surprises in store.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This communication contains “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. You should carefully read forward-looking statements, including statements that contain these words, because they discuss our future expectations or state other “forward-looking” information. Forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. ICE and NYSE Euronext caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement.

Forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving ICE and NYSE Euronext, including future financial results, ICE’s and NYSE Euronext’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in ICE’s and NYSE Euronext’s filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, without limitation, the following: the inability to close the merger in a timely manner; the inability to complete the merger due to the failure of NYSE Euronext stockholders to adopt the merger agreement or the failure of ICE stockholders to approve the issuance of ICE common stock in connection with the merger; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of NYSE Euronext’s operations with those of ICE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ICE’s, NYSE Euronext’s or the combined company’s respective business relationships, operating results and business generally; the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; actions taken or conditions imposed by the United States and foreign governments or regulatory authorities; and adverse outcomes of pending or threatened litigation or government investigations. In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company, as will be described in the section entitled “Risk Factors” in the joint proxy statement/prospectus to be delivered to ICE’s and NYSE Euronext’s respective shareholders, and as described in ICE’s and NYSE Euronext’s respective filings with the SEC that are available on the SEC’s web site located at www.sec.gov, including the sections entitled “Risk Factors” in ICE’s Form 10-K for the fiscal year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2012, as filed with the SEC on August 1, 2012, and September 30, 2012, as filed with the SEC on November 5, 2012, and “Risk Factors” in NYSE Euronext’s Form 10-K for the fiscal year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, as filed with the SEC on May 4, 2012, and September 30, 2012, as filed with the SEC on November 8, 2012. You should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. Except for any obligations to disclose material information under the Federal securities laws, NYSE Euronext undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this communication.

IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, ICE has filed with the SEC a registration statement on Form S-4, which includes a joint proxy statement/prospectus with respect to the proposed acquisition of NYSE Euronext. The final joint proxy statement/prospectus will be delivered to the stockholders of ICE and NYSE Euronext. INVESTORS AND SECURITY HOLDERS OF BOTH ICE AND NYSE EURONEXT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN ITS ENTIRETY, INCLUDING ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING ICE, NYSE EURONEXT AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ICE and NYSE Euronext, without charge, at the SEC’s website at http://www.sec.gov. Investors may also obtain these documents, without charge, from ICE’s website at http://www.theice.com and from NYSE Euronext’s website at http://www.nyx.com

PARTICIPANTS IN THE MERGER SOLICITATION

ICE, NYSE Euronext and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement.

You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s proxy statement for its 2012 annual meeting of stockholders, as filed with the SEC on March 30, 2012.

You can find information about NYSE Euronext and NYSE Euronext’s directors and executive officers in NYSE Euronext’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s proxy statement for its 2012 annual meeting of stockholders, filed with the SEC on March 26, 2012.

Additional information about the interests of potential participants will be included in the joint proxy statement/prospectuses, when it becomes available, and the other relevant documents filed by ICE and NYSE Euronext with the SEC.